Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Three months	Three months
	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	March 31,	March 31,
	2010	2009	2008	2010	2009

Earnings: (1)
Net income (2)	$ 106,609	$ 107,428	$ 111,136	$ 55,354	$ 56,173
Income taxes	61,157	59,244	67,560	33,708	31,795
Fixed Charges (See below) (3)	81,651	80,107	80,611	20,382	18,838
Total adjusted earnings	$ 249,417	$ 246,779	$ 259,307	$ 109,444	$ 106,806
Fixed charges: (3)
Total interest expense	$ 80,763	$ 79,203	$ 79,877	$ 20,313	$ 18,753
Interest component of rents	888	904	734	69	85
Total fixed charges	$ 81,651	$ 80,107	$ 80,611	$ 20,382	$ 18,838

Ratio of earnings to fixed charges	3.1	3.1	3.2	5.4	5.7

                            (1)    For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges and less preferred stock dividends of a consolidated subsidiary.
        (2)    Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.

        (3)    Fixed charges consist of total interest, amortization of debt discount, premium and expense, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.